Filed Pursuant to Rule 424(b)(3)

Registration No. 333-197767

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 3 DATED JULY 1, 2016

TO THE PROSPECTUS DATED MAY 2, 2016

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 2, 2016, as supplemented by Supplement No. 1, dated May 16, 2016, and Supplement No. 2, dated June 1, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the entry into the Tenth Amended and Restated Advisory Agreement;

•	clarification of the expense reimbursements under the Tenth Amended and Restated Advisory Agreement;

•	the termination of the property management agreement;

•	an update to our risk factors;

•	an increase in the maximum amount of primary dealer fees that may be paid to the Dealer Manager; and

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1 through June 30, 2016, for each of our classes of common stock.

Entry Into Tenth Amended and Restated Advisory Agreement

The following disclosure supplements the section of the Prospectus entitled “The Advisor and the Advisory Agreement - The Advisory Agreement” and all related disclosure throughout the Prospectus.

On June 23, 2016, we, the Operating Partnership and our Advisor entered into the Tenth Amended and Restated Advisory Agreement effective as of June 30, 2016 for a one-year term expiring June 30, 2017. The Tenth Amended and Restated Advisory Agreement amends and restates the Ninth Amended and Restated Advisory Agreement, the terms of which generally remain unchanged but for the following:

•	The Advisor will no longer receive a development management fee in exchange for providing developmentmanagement services and any expenses of the Advisor relating to such services will now be reimbursed; and

•	Clarification is provided regarding the expenses paid or incurred by the Advisor that have and will be paid or reimbursed by us or the Operating Partnership in connection with non fee-related services. Such reimbursable expenses expressly include personnel (and related employment) costs and overhead (including, but not limited to, allocated rent paid to both third parties and an affiliate of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs) incurred by the Advisor or its Affiliates, including, but not limited to, total compensation, benefits and other overhead of all employees involved in the performance of such services.

Subject to limitations in our charter, the fees, compensation, income, expense reimbursements, interests and other payments that we are required to pay to the Advisor and its affiliates may increase or decrease at any time if such change is approved by a majority of our board of directors, including a majority of the independent directors. Therefore, we may, with the agreement of our Advisor and/or its affiliates reinstate the development management fee at any time.

Advisory Agreement Expense Reimbursements

The following disclosure supersedes and replaces the disclosure under the seventh paragraph of the section of the Prospectus entitled “The Advisor and the Advisory Agreement - The Advisory Agreement - Advisory Fee and Expense Reimbursements.”

Subject to certain limitations, we reimburse the Advisor for all of the costs it incurs in connection with the services it provides to us, including, but not limited to:

•	organization and offering expenses (whether public or private offerings), which include legal, accounting and printing fees and expenses attributable to preparation of the registration statement, registration and qualification of our common stock for sale with the Commission and in the various states and filing fees (and not including selling commissions, the dealer manager fee and the distribution fee), in the event that the Advisor incurs any such expenses on our behalf;
•	expenses incurred in connection with the selection and acquisition of properties, real estate-related assets and other investments of ours, whether or not such investments are acquired (“acquisition expenses”);
•	the actual cost of goods and services used by us and obtained from persons unaffiliated with the Advisor, other than acquisition expenses, including brokerage fees paid in connection with the purchase and sale of real estate-related securities or debt investments;
•	interest and other costs for borrowed money, including discounts, points and other similar fees;
•	taxes and assessments on our income or the income of our properties;
•	costs associated with insurance required in connection with our business or by our directors;
•	expenses of managing and operating of our properties;
•	expenses in connection with the compensation of our directors, meetings of our board of directors, and our annual and special stockholder meetings;
•	personnel (and related employment) costs and overhead (including, but not limited to, allocated rent paid to both third parties and an affiliate of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs) incurred by the Advisor or its affiliates in performing the services under the Advisory Agreement, including, but not limited to, total compensation, benefits and other overhead of all employees involved in the performance of such services; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee;
•	expenses associated with a listing of our shares on a national securities exchange or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our shares, if applicable, or with the issuance and distribution of our shares, such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees;
•	expenses in connection with our payment of distributions or otherwise to our stockholders;
•	expenses in connection with our organization, redomestication, merger, liquidation or dissolution or of the amendment of our organizational documents;
•	expenses in connection with stockholder communications, including the cost of preparing, printing, and mailing annual reports and other stockholder reports and proxy statements;
•	audit, accounting and legal fees and other fees for professional services relating to our operations and all such fees incurred at the request, or on behalf of, the board of directors, the independent directors or any committee of the board; and
•	any other expenses incurred by the Advisor in performing its duties under the Advisory Agreement.

Termination of Property Management Agreement

The following disclosure supplements the section of the Prospectus entitled “The Advisor and the Advisory Agreement - Companies Affiliated with the Advisor - Property Manager” and all related disclosure throughout the Prospectus.

On June 23, 2016, we and Dividend Capital Property Management LLC (the “Property Manager”) agreed to terminate the property management agreement dated January 9, 2006, with the Property Manager (the “Property Management Agreement”) as no services were being provided by the Property Manager under the Property Management Agreement. The Property Manager waived the notice period for termination so that the Property Management Agreement terminated immediately.

Subject to limitations in our charter, the fees, compensation, income, expense reimbursements, interests and other payments that we are required to pay to the Advisor and its affiliates may increase or decrease at any time if such change is approved by a majority of our board of directors, including a majority of the independent directors. Therefore, we may, with the agreement of the Advisor, the Property Manager and/or their affiliates reenter into a property management agreement at any time.

Risk Factors

The following disclosure supersedes and replaces the similar risk factor in the section of the Prospectus entitled “Risk Factors - Risks Related to Investing in Shares of Our Common Stock”.

We are required to pay substantial compensation to the Advisor and its affiliates, which may be increased or decreased during this offering or future offerings by a majority of our board of directors, including a majority of the independent directors.

Pursuant to our agreements with the Advisor and its affiliates, we are obligated to pay substantial compensation to the Advisor and its affiliates. Subject to limitations in our charter, the fees, compensation, income, expense reimbursements, interests and other payments that we are required to pay to the Advisor and its affiliates may increase or decrease during this offering or future offerings if such change is approved by a majority of our board of directors, including a majority of the independent directors. For example, we previously paid our Advisor a development management fee and we were previously subject to a property management agreement. We may reinstate the development management fee or reenter into a property management agreement at any time with the agreement of our Advisor, our former property manager and/or their affiliates. The compensation that we pay to the Advisor and its affiliates will decrease the amount of cash we have available for operations and new investments and could negatively impact our NAV, our ability to pay distributions and your overall return.

Primary Dealer Fee

The following disclosure supplements the disclosure under the third paragraph of the section of the Prospectus entitled “The Advisor and the Advisory Agreement - Companies Affiliated with the Advisor - Dealer Manager” and all related disclosure in the Prospectus.

On June 23, 2016, our board of directors increased the maximum amount of total gross proceeds raised with respect to which the primary dealer fee will apply to $150 million. Such amount is subject to further increase by our board of directors, in its discretion. The maximum primary dealer fee we will pay our Dealer Manager is now $7.5 million, although in the future we may provide for additional primary dealer fee payments.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1 through June 30, 2016.

Date	NAV per Share
	Class E	Class A	Class W	Class I
June 1, 2016	$7.36	$7.36	$7.36	$7.36
June 2, 2016	$7.36	$7.36	$7.36	$7.36
June 3, 2016	$7.36	$7.36	$7.36	$7.36
June 6, 2016	$7.37	$7.37	$7.37	$7.37
June 7, 2016	$7.37	$7.37	$7.37	$7.37
June 8, 2016	$7.39	$7.39	$7.39	$7.39
June 9, 2016	$7.39	$7.39	$7.39	$7.39
June 10, 2016	$7.39	$7.39	$7.39	$7.39
June 13, 2016	$7.39	$7.39	$7.39	$7.39
June 14, 2016	$7.39	$7.39	$7.39	$7.39
June 15, 2016	$7.39	$7.39	$7.39	$7.39
June 16, 2016	$7.39	$7.39	$7.39	$7.39
June 17, 2016	$7.39	$7.39	$7.39	$7.39
June 20, 2016	$7.39	$7.39	$7.39	$7.39
June 21, 2016	$7.39	$7.39	$7.39	$7.39
June 22, 2016	$7.40	$7.40	$7.40	$7.40
June 23, 2016	$7.40	$7.40	$7.40	$7.40
June 24, 2016	$7.40	$7.40	$7.40	$7.40
June 27, 2016	$7.40	$7.40	$7.40	$7.40
June 28, 2016	$7.40	$7.40	$7.40	$7.40
June 29, 2016	$7.37	$7.37	$7.37	$7.37
June 30, 2016	$7.37	$7.37	$7.37	$7.37

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.